Neovasc to Report Third Quarter Financial Results on November 10, 2022

VANCOUVER and MINNEAPOLIS via NewMediaWire -- Neovasc Inc. (NASDAQ ,  TSX : NVCN) will report financial results for the quarter ended September 30, 2022 on Thursday, November 10, 2022. Neovasc's President and Chief Executive Officer Fred Colen, and Chris Clark, Chief Financial Officer, will host a conference call to review the company's results at 4:30 pm ET on November 10, 2022.

Interested parties may access the conference call by dialing (800) 458-4121 or (856) 344-9290 (International) and reference Conference ID 7304031. Participants wishing to join the call via webcast should use the link posted on the investor relations section of the Neovasc website at  neovasc.com/investors/. A replay of the webcast will be available approximately 30 minutes after the conclusion of the call using the link on the Neovasc website.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures, and markets products for the rapidly growing cardiovascular marketplace. Its products include Neovasc Reducer™, for the treatment of refractory angina, which is under clinical investigation in the United States and has been commercially available in Europe since 2015, and Tiara™, a product under clinical investigation for the transcatheter treatment of mitral valve disease. The company remains committed to the ongoing follow-up of patients in Tiara clinical trials and has paused all other Tiara activities. For more information, visit: www.neovasc.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words expect, anticipate, estimate, may, will, should, intend, believe, and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the Risk Factors section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and six months ended June 30, 2022 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investors
Mike Cavanaugh
Westwicke/ICR
Phone: +1.617.877.9641
Email: Mike.Cavanaugh@westwicke.com

Media
Sean Leous
Westwicke/ICR
Phone: +1.646.866.4012
Email: Sean.Leous@icrinc.com